Mail Stop 4561

February 3, 2010

Robert M. Calderoni
Chief Executive Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

> **Re: Ariba, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 25, 2009**
> **File No. 000-26299**

Dear Mr. Calderoni:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1.   You state on pages 10, 80, and elsewhere that you operate in the Middle East and Africa, references generally understood to encompass Iran, Syria, and Sudan. You also announced in a press release dated May 26, 2009 on your website that ETA Ascon Star Group ("ETA Group") has utilized your product to generate savings across its operations and has become your partner to sell your products in the Middle East. We are aware of publicly available information that indicates that ETA Group, through its group companies, operates in Sudan. Iran, Syria, and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We

note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 1. Business

General

2. We note from your disclosure on page 32 that you have experienced an increase in backlog. Please disclose in your Business section the amount of backlog orders believed to be firm, to the extent material, as of a recent date and as of a comparable date in the preceding fiscal year, as required by Item 101(c)(1)(viii) of Regulation S-K.

Intellectual Property and Other Proprietary Rights, page 11

3. You state on page 12 that you rely on third-party technology, some of which is integrated with your own software and used to perform key functions, such as the integration software from TIBCO for Ariba Buyer. We further note your risk factor disclosure on page 24 addressing your reliance on third-party technology. Please include a discussion in the Business section of the material terms of this and any other licensing agreements upon which you are dependent. In addition, please tell us how you determined that the TIBCO or other third-party licensing agreements on which you rely need not be filed as exhibits to the Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Available Information, page 13

4. Please disclose your Internet address. Refer to Item 101(e)(3) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities, page 28

5. In your future filings, please ensure that your tabular disclosure of equity purchases by you and your affiliates conforms to the requirements of Item 703 of Regulation S-K. In this regard, we note that you have not included a column

disclosing the maximum number or approximate dollar value of shares or units that may be purchased under the plans or programs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Recoverability of goodwill, page 46

6.   In light of the significance of your goodwill balance and the fact that you operate in several reporting units, please tell us how you considered providing a more robust and comprehensive discussion in your critical accounting policies regarding your impairment testing policy. In this regard, your disclosures should be expanded to provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Your disclosures should include the following: a more detailed description of the steps you perform to review goodwill for recoverability, the nature of the valuation techniques you employed in performing the impairment tests, and a description of the significant estimates and assumptions used in your valuation model. See Section V of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 5 – Fair Value

Auction Rate Securities, page 71

7.   We note that you have recorded credit losses on your auction rate securities. Please tell us how you considered the disclosures required by ASC 320-10-45-8A and 9A and ASC 320-10-50-8B.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 89

8.   We note your statement that no "significant changes" in your internal control over financial reporting occurred during the most recently completed fiscal quarter that materially affected your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires disclosure of "any change" in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if true, that there were no changes in your internal control over financial reporting that materially affected, or were reasonably likely

to materially affect your internal control over financial reporting and provide us
with a representation that you will provide conforming disclosure in future filings.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy
Statement on Schedule 14A, filed January 13, 2010)

General

9.   We note that you have provided information for the principal executive and
        financial officers and only two other named executive officers. Please tell us how
        you determined that you have included in your executive compensation discussion
        all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. In
        your response, please specifically address whether any of your officers not named
        in the summary compensation table is a vice president in charge of a principal
        business unit, division or function (such as sales, administration or finance) or is
        an officer or person who performs a policy making function. Please refer to
        Exchange Act Rule 3b-7.

Compensation Components, page 13

10.   We note that total cash compensation for your named executive officers, was
        determined to be between the median and approximately 75th percentile of the
        2009 Peer Group. We note further that your equity awards for the fiscal year
        2009 were also in the median to approximately 75th percentile. Please tell us
        more specifically how the cash compensation and equity awards for each of the
        named executive officers compared to the benchmarks to which you referred and
        whether discretion was used to determine actual payment amounts. Please also
        confirm that you will include disclosure to this effect in future filings, as
        warranted. Refer to our guidance titled Staff Observations in the Review of
        Executive Compensation Disclosure and to Question 118.05 of our Regulation S-
        K Compliance and Disclosure Interpretations, both available on our website.

Item 15. Exhibits and Financial Statement Schedules

11.   Several of your exhibits are incorporated by reference from your Registration
        Statement on Form S-1 and amendments thereto; however, the dates provided in
        the exhibit list do not appear to correspond with your historical filings. See as
        examples Exhibits 10.12 through 10.14. Please tell us how this complies with the
        requirements of Item 10(d) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental

materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief